Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

LIFT Aircraft Inc.
3402 Mount Bonnell Road
Austin, TX 78731
https://www.liftaircraft.com/

Up to $3,385,118.88 in Common Stock at $1.87
Minimum Target Amount: $14,999.27

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: LIFT Aircraft Inc.
Address: 3402 Mount Bonnell Road, Austin, TX 78731
State of Incorporation: DE
Date Incorporated: September 22, 2017

Terms:

Equity

Offering Minimum: $14,999.27 | 8,021 shares of Common Stock
Offering Maximum: $3,385,118.88 | 1,810,224 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.87
Minimum Investment Amount (per investor): $499.29

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus for Previous Investors

30% bonus shares for previous StartEngine investors

Time-based Perks

First 24 hours | 50% bonus shares

First 72 hours | 40% bonus shares

First 7 days | 30% bonus shares

First 14 days | 20% bonus shares

First 28 days | 10% bonus shares

First 56 days | 5% bonus shares

Amount-Based Perks:

Reward flights are transferable as gifts.

$500+ | Tier 1

Invest $500+ and receive 5% bonus shares plus a LIFT Aircraft investor gift.

$1,000+ | Tier 2

Invest $1,000+ and receive 10% bonus shares, priority spot on flight waitlist, $100 (40%) discount on one $249 flight, plus a LIFT Aircraft investor gift.

$2,500+ | Tier 3

Invest $2,500+ and receive 15% bonus shares, Free flight at a tour location of your choice or permanent Vertiport location ($249 value), plus a LIFT Aircraft investor gift.

$5,000+ | Tier 4

Invest $5,000+ and receive 20% bonus shares, an invitation to join our Beta Early Access Group with 2 free flights at our flight test facility in Austin anytime after May 1, 2023 (or can be used at any tour or permanent Vertiport location - $498 value), plus an exclusive LIFT Aircraft Beta VIP investor gift.

$10,000+ | Tier 5

Invest $10,000+ and receive 25% bonus shares, an invitation to join our Beta Early Access Group with 4 free flights at our flight test facility in Austin anytime after May 1, 2023 (or can be used at any tour or permanent Vertiport location - $996 value), 2 invitations to a VIP tour event, plus an exclusive LIFT Aircraft Beta VIP investor gift.

$25,000+ | Tier 6

Invest $25,000+ and receive 30% bonus shares, an invitation to join our Beta Early Access Group with 10 free flights at our flight test facility in Austin anytime after May 1, 2023 (or can be used at any tour or permanent Vertiport location - $2,490 value), 4 invitations to a VIP tour event, plus an exclusive LIFT Aircraft flight jacket and Beta VIP investor gift.

$50,000+ | Tier 7

Invest $50,000+ and receive 40% bonus shares, an invitation to join our Beta Early Access Group with 10 free flights at our flight test facility in Austin anytime after May 1, 2023 (or can be used at any tour or permanent Vertiport location - $2,490 value), 4 invitations to a VIP tour event, plus an exclusive LIFT Aircraft flight jacket and Beta VIP investor gift.

$100,000+ | Tier 8

Invest $100,000+ and receive 50% bonus shares, an invitation to join our Beta Early Access Group with 10 free flights at our flight test facility in Austin anytime after May 1, 2023 (or can be used at any tour or permanent Vertiport location - $2,490 value), 4 priority invitations to a private VIP Beta Flight event at LIFT Austin Headquarters. Meet the LIFT team, train and fly HEXA! You will also receive an exclusive LIFT Aircraft flight jacket and Beta VIP investor gift.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

LIFT Aircraft, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.87 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $187. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus and the Loyalty Bonus for Previous Investors in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

We founded LIFT Aircraft Inc. (a Delaware C-corporation) in 2017 in order to make the joy and utility of personal, vertical flight accessible to everyone. The company has developed a personal aircraft named HEXA, an entirely new type of personal, electric vertical take-off and landing (eVTOL) aircraft, that it hopes to make available to everyone.

We have received U.S. Patent No. D931,182 covering HEXA's design and filed U.S. Patent Application No. 16/708,283 titled "Aircraft with Distributed Power System, Distributed Control System, and Safe Deployment Mechanism for Ballistic Recovery System".

Business Model

LIFT Aircraft has a fundamentally unique strategy in the emerging eVTOL industry, using the FAA's Part 103 "Ultralight" rules to develop an aircraft that can be rented to and piloted by anyone, with no pilot's license or FAA certification required. HEXA, LIFT's FAA Part 103 ultralight multi-rotor, amphibious, production all-electric aircraft democratizes the experience of human flight. Rather than initially selling HEXA to end-users, LIFT is developing "vertiport" locations where anyone can rent and fly HEXA in a scenic, controlled environment within geospatially mapped and geofenced flight areas. In case of emergency, LIFT mission control can remotely take over and land the aircraft. Our end-to-end flying experience will include VR simulator training with a dedicated flight instructor.

HEXA was purpose-built for aerial micro-mobility. Because the vast majority of car trips are <15 miles, we designed HEXA to be the safest possible aircraft for short range flights. We chose a hover-optimized design for enhanced levels of maneuverability, wind resilience, and redundancy. While some eVTOL developers have winged aircraft capable of longer-range flight, we determined the incremental time savings achieved with wings are not worth the tradeoffs in safety and hover performance for short range flights. Capable of speeds up to 90 mph, HEXA can fly up to 15 miles in 10 minutes. In addition to recreation and eventual transportation, the company envisions HEXA being flown for first response and defense missions as well. When flown for recreation, ultralights are limited to daytime flight over uncongested areas. However, when operated by federal, state, or local government agencies, ultralights can be flown without special limitations (Part 91 rules). In the future, LIFT plans on selling HEXA or similar aircraft to end users, likely starting with defense or first response users and eventually to individuals for personal transportation.

Competitors and Industry

Competitors

While the advanced air mobility industry is still early, a few companies have made significant strides. This indicates strong opportunity in the market for our aircraft.

Companies that are notable in a similar vehicle class are Opener and Jetson. Companies that have built slightly larger, but similar vehicle configurations include

German company Volocopter, Japanese company Skydrive, and Chinese company eHang (NASDAQ: EH).

Notably, the larger air taxi market has been heating up in the USA. JOBY (NYSE: JOBY) has completed a SPAC merger and several other eVTOL air taxi companies have completed the de-SPAC process. LIFT is starting with a single-seat aircraft and plans to explore this market in our long-term strategy.

Industry

The emerging UAM market is predicted to be worth $104 billion in 2023 and $1 trillion by 2040. Our beach-head strategy is to first target markets that don't require time-consuming aircraft certification or breakthroughs in battery technology for viability. These markets include experiential entertainment (projected to reach $12 billion by 2023), first response ($75 billion in 2020, the company estimates), and military ($57 billion in 2020).

Public market investors are recognizing the urban air mobility opportunity, as evidenced by recent public listings, such as Joby Aviation (NYSE: JOBY), Archer (NYSE: ACHR), EHang (NASDAQ: EH), Vertical Aerospace (NYSE: EVTL) and Lilium (NASDAQ: LILM). These companies are also developing eVTOL aircraft and related services, and despite being in the early stages of commercialization, have market capitalizations in the hundreds of millions of dollars.

Current Stage and Roadmap

Current Stage

Started in 2017 and flying manned since 2018, LIFT is presently in an important pre-commercial stage. This stage includes a combination of producing aircraft (the company is one of the only eVTOL companies in production) and important safety testing. We recently received an important airworthiness approval from the US Air Force also passed the Safety Advisory Board review (including the Former Head of Aviation Safety at NASA, among other advisors) required before conducting commercial operations. While launching is directly dependent on safety checks (something we hold sacred), we do expect to begin customer flights in 2023.

Future Roadmap

LIFT also plans to continue our defense development as well as a 3-year roadmap to beginning operational first response flights. LIFT has completed several research, development and test contracts with the U.S. Air Force, and after a recent $1.9M contract extension and expansion, we have activated a second line of testing, comprised of a cargo version and personnel to support simultaneous operations. In the long term, we envision HEXA flying numerous vital defense missions and improving rapid response from medical, fire and law enforcement personnel.

The Team

Officers and Directors

Name: Matthew Chasen

Matthew Chasen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO & Chairman of the Board
  Dates of Service: September, 2017 - Present
  Responsibilities: Matt receives a cash compensation of $240,000 annual salary.

Other business experience in the past three years:

- **Employer:** uShip, Inc.
  Title: Founder & Board Director
  Dates of Service: January, 2003 - Present
  Responsibilities: Member of the board

Other business experience in the past three years:

- **Employer:** Hitch, Inc.
  Title: Chairman of the Board
  Dates of Service: July, 2018 - Present
  Responsibilities: Board chair

Other business experience in the past three years:

- **Employer:** uShip, Inc.
  Title: Board Director
  Dates of Service: January, 2003 - Present
  Responsibilities: Member of the Company's Board of Directors

Other business experience in the past three years:

- **Employer:** Hitch Technologies
  Title: Chairman of the Board
  Dates of Service: July, 2018 - Present
  Responsibilities: Member of the Company's Board of Directors

Name: Kenneth Miller

Kenneth Miller's current primary role is with B. Riley Asset Management, Inc..
Kenneth Miller currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: February, 2021 - Present
  Responsibilities: Kenny does not receive cash compensation.

Other business experience in the past three years:

- **Employer:** B. Riley Asset Management, Inc.
  Title: Senior Analyst
  Dates of Service: January, 2023 - Present
  Responsibilities: Analyzing publicly traded stocks.

Other business experience in the past three years:

- **Employer:** Nokomis Capital LLC
  Title: Managing Director
  Dates of Service: November, 2009 - February, 2021
  Responsibilities: analyzing publicly traded stocks

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,166,971.26 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our

equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing an electric vertical takeoff and landing vehicle for personal flight. Our revenues are therefore dependent upon the market for electric vertical takeoff and landing vehicles for personal flight.

We may never have an operational product or service
It is possible that there may never be an operational HEXA eVTOL vehicle or that the product may never be used to engage in commercial flight operations. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in commercial flight operations. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
LIFT is currently in the early production phase of HEXA. Delays or cost overruns in the development or production of HEXA and failure of the product to meet its performance estimates could affect the company's financial performance. Delays and increased costs may be caused by unanticipated technological hurdles, changes to design or failure on the part of LIFT's suppliers to deliver components as agreed.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might

result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
LIFT Aircraft, Inc. was formed on September 22, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. LIFT Aircraft has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient

revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
LIFT is a startup with a five-year operating history. There is no assurance that LIFT will ever be profitable or generate sufficient revenue to pay dividends to the holders of the shares. LIFT does not believe it will be able to generate revenues without successfully completing safety and operational flight testing of its proposed HEXA aircraft, which involves substantial risk. As a result, LIFT is dependent upon the proceeds of this Offering and additional fund raises to continue the HEXA flight testing, vertiport launches and other operations. Even if LIFT is successful in this Offering, LIFT's proposed business will require significant additional capital infusions. Based on LIFT's current estimates, LIFT will require a minimum of $60,000,000 in capital to fully implement its proposed business plan. If planned operating levels are changed, higher operating costs encountered, lower sales revenue received, more time is needed to implement the plan, or less funding received from customer deposits or sales, more funds than currently anticipated may be required. Additional difficulties may be encountered during this stage of development, such as unanticipated problems relating to development, testing, and initial and continuing regulatory compliance, vendor manufacturing costs, production and assembly, and the competitive and regulatory environments in which LIFT intends to operate. If additional capital is not available when required, if at all, or is not available on acceptable terms, LIFT may be forced to modify or abandon its business plan.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing

them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

The company faces regulatory risk as it is subject to regulation from multiple government agencies including the Federal Aviation Administration in the United States. In particular the company's business plan depends on HEXA being classified as an ultralight under Federal Aviation Regulations Part 103, and any contrary ruling by the FAA could have a material adverse impact on the company's business plan. Additionally, in other geographies the company may need to gain certification from local aviation regulators, a lengthy and uncertain process.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers'

operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a technology-based business which operates systems connected to the internet, we may be vulnerable to hackers who may access the sensitive data contained in our systems. Further, any significant disruption in service on LIFT Aircraft or in its computer systems could reduce the attractiveness of the service and result in a loss of customers. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on LIFT Aircraft could harm our reputation and materially negatively impact our financial condition and business.

We are an early stage company

LIFT is a startup with a four-year operating history. There is no assurance that LIFT will ever be profitable or generate sufficient revenue to pay dividends to the holders of the shares. LIFT does not believe it will be able to generate revenues without successfully completing safety and operational flight testing of its proposed HEXA aircraft, which involves substantial risk. As a result, LIFT is dependent upon the proceeds of this Offering and additional fund raises to continue the HEXA flight testing, vertiport launches and other operations. Even if LIFT is successful in this Offering, LIFT's proposed business will require significant additional capital infusions. Based on LIFT's current estimates, LIFT will require a minimum of $40,000,000 in capital to fully implement its proposed business plan. If planned operating levels are changed, higher operating costs encountered, lower sales revenue received, more time is needed to implement the plan, or less funding received from customer deposits or sales, more funds than currently anticipated may be required. Additional difficulties may be encountered during this stage of development, such as unanticipated problems relating to development, testing, and initial and continuing regulatory compliance, vendor manufacturing costs, production and assembly, and the competitive and regulatory environments in which LIFT intends to operate. If additional capital is not available when required, if at all, or is not available on acceptable terms, LIFT may be forced to modify or abandon its business plan.

The company has realized significant operating losses to date and expects to incur losses in the future

The company has operated at a loss since inception, and these losses are likely to continue. $4,401,509. Until the company achieves profitability, it will have to seek other sources of capital in order to continue operations.

The company faces risk due to customer concentration

The company's historical revenue comes almost exclusively from the US Air Force and a foreign customer. The contract with the foreign customer has been concluded and while the company has current contracts with the US Air Force there can be no assurances that the contracts will continue or be renewed. Failure to effectively serve these customers or secure follow-on contracts could result in a material future decline

in revenue.

There is a possibility that we may not be able to continue as a "going concern"
We have concluded that there is an uncertainty about our ability to continue as a going concern and our independent auditors have incorporated into their opinion accordingly. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital when needed, we will not be able to complete our proposed business plan. As a result, we may have to liquidate our business and investors may lose their investments. Our ability to continue as a going concern is dependent on our ability to successfully accomplish our plan of operations described herein, obtain financing and eventually attain profitable operations. Investors should consider our independent auditor's comments when deciding whether to invest in the company.

The development period for the HEXA will be lengthy
Even if it meets the development schedule, LIFT does not expect to launch consumer flight operations until 2023 at the earliest. As a result, the receipt of significant consumer flight revenues is not anticipated until that time and may occur later than projected. LIFT depends on receiving large amounts of capital and other financing to complete its development work, with no assurance that LIFT will be successful in completing its development work or becoming profitable.

The company will face significant market competition
HEXA potentially competes with a variety of aircraft manufactured in the United States and abroad. Further, LIFT could face competition from competitors of whom LIFT is not aware that have developed or are developing technologies that will offer alternatives to HEXA. Competitors could develop an aircraft that renders HEXA less competitive than LIFT believes it will become. Many existing potential competitors are well-established, have or may have longer-standing relationships with customers and potential business partners, have or may have greater name recognition, and have or may have access to significantly greater financial, technical and marketing resources.

Delays in aircraft delivery schedules or cancellation of orders may adversely affect the company's financial results
LIFT's pre-order sales program includes non-binding letters of intent for HEXA aircraft. The letters of intent do not create an obligation on the part of the customer to purchase an aircraft. Some or all customers might not transition to non-refundable purchase contracts until prior to aircraft delivery, if at all. Aircraft customers might respond to weak economic conditions by canceling orders, resulting in lower demand for our aircraft and other materials, such as parts, or services, such as training, which the company expects to generate revenue. Such events would have a material adverse effect on LIFT's financial results.

The Company relies on single suppliers for components and supply chain/manufacturing respectively.
Our sole supplier of carbon fiber airframes is Qarbon Aerospace (Thailand) Ltd.

Qarbon Aerospace (Foundation) LLC in the United States is anticipated to be our sole final assembly provider. We also have single suppliers for several components including the autopilot computers (Embention), ballistic parachutes (ParaZero), and motors and props (T- Motor). Heavy reliance on a single supplier and manufacturer poses risks of shortages, price increases, changes, delay and other issues that could disrupt and adversely affect our business. If any of these companies ceases supplying and/or serving us we would have to find and qualify alternate suppliers

Developing new products and technologies entails significant risks and uncertainties
LIFT is currently in the early production phase of HEXA. Delays or cost overruns in the development or production of HEXA and failure of the product to meet its performance estimates could affect the company's financial performance. Delays and increased costs may be caused by unanticipated technological hurdles, changes to design or failure on the part of LIFT's suppliers to deliver components as agreed.

Operations could be adversely affected by interruptions of production that are beyond the company's control
LIFT intends to produce the HEXA and its derivatives using systems, components and parts developed and manufactured by third- party suppliers. LIFT's aircraft development and production could be affected by interruptions of production at such suppliers. Such suppliers may be subject to additional risks such as financial problems that limit their ability to conduct their operations. If any of these third parties experience difficulties, it may have a direct negative impact on LIFT.

The company could be subject to legal liability as a result of operations
The company could be exposed to significant product, service or corporate liability claims as a result of product defects, accidents or other events. A successful liability claim against the company could require the payment of large monetary damages. While the company maintains some forms of aviation and general liability insurance, there can be no assurance that the insurance would insulate the company from adverse effects of liability judgements.

An accident could have a material adverse effect on the company's operations
Flying ultralight aircraft is an inherently risky activity, and a flight accident either in flight testing or consumer operations could have a material adverse effect on the company's operations, including but not limited to liability judgements against it. Additionally, flight accidents from LIFT aircraft or other eVTOL aircraft could damage the brand and reputation of the company and industry, leading to customer adoption reluctance.

Government contracting entails inherent risks and uncertainties
The company has historically generated revenue from contracts with the United States Air Force. The company can give no assurances that the USAF in particular or the United States Department of Defense in general will continue to enter contracts with the company.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

The company faces regulatory risk as it is subject to regulation from multiple government agencies including the Federal Aviation Administration in the United States. In particular the company's business plan depends on HEXA being classified as an ultralight under Federal Aviation Regulations Part 103, and any contrary ruling by the FAA could have a material adverse impact on the company's business plan. Additionally, in other geographies the company may need to gain certification from local aviation regulators, a lengthy and uncertain process.

The company may eventually seek FAA certification
LIFT has designed HEXA to conform with Federal Aviation Regulation Part 103 requirements for ultralight aircraft. The company does not believe it needs to achieve FAA Certification for domestic HEXA flight operations and sales as long as it continues to conform to FAR Part 103 in terms of aircraft specifications and flight operations. However, ultralight flight operations are inherently constrained and the company may eventually seek Certification by the Federal Aviation Administration for HEXA or future aircraft. The process to obtain such certification is expensive and time consuming and has inherent engineering risks. These include (but are not limited to) ground test risks such as structural strength and fatigue resistance, and structural flutter modes. Flight test risks include (but are not limited to) stability and handling over the desired center-of-gravity range, performance extremes (stalls, balked-landing climb, single-engine climb), and flutter control effectiveness (aircraft roll effectiveness, controllability, various control failure safety). Delays in FAA certification might result in LIFT incurring increased costs in attempting to correct any issues causing such delays. Also, the impact of new or changed laws or regulations on the HEXA's certification or the costs of complying with such laws and regulations cannot be predicted. Since LIFT will not be permitted to deliver commercially produced aircraft to civilian customers until obtaining certification, no significant revenues will be generated from such sales to fund operations prior to certification.

We depend on key personnel
LIFT's future success depends on the efforts of key personnel, including its senior executive team. LIFT does not currently carry any key man life insurance on its key personnel or its senior executive team. However, LIFT may obtain such insurance at some point after closing this Offering. Regardless of such insurance, the loss of services of any of these or other key personnel may have an adverse effect on LIFT. There can be no assurance that LIFT will be successful in attracting and retaining the personnel LIFT requires to develop and market the proposed HEXA aircraft and conduct LIFT's proposed operations.

The company's estimates of market demand may be inaccurate
LIFT has projected the market for the HEXA based upon a variety of internal and external market data. The estimates involve significant assumptions, which may not be realized in fact. There can be no assurance that LIFT's estimates for the number of HEXA aircraft that may be sold in the market will be as anticipated. In the event that LIFT has not accurately estimated the market size for and the number of HEXA aircraft that may be sold, it could have a material adverse effect upon LIFT, its results from operations, and an investment in the shares.

The company will require intellectual property protection and may be subject to the intellectual property claims of others
The company has received one design patent (D931,182) for the HEXA. If LIFT fails to successfully enforce its proprietary technology or otherwise maintain the proprietary nature of its intellectual property used in the HEXA aircraft, its competitive position could suffer. Notwithstanding LIFT's efforts to protect its intellectual property, its competitors may independently develop similar or alternative technologies or products that are equal to or superior to LIFT's HEXA technology without infringing on any of LIFT's intellectual property rights or design around our proprietary technologies. There is no guarantee that the USPTO will issue one or more additional patents to LIFT or that any court will rule in LIFT's favor in the event of a dispute related to LIFT's intellectual property. In the absence of further patent protection, it may be more difficult for LIFT to achieve commercial production of the HEXA.

We have broad discretion in the use of the net proceeds from this offering and our use of the net proceeds may not yield a favorable financial return from purchasing shares.
Our management will have broad discretion in the application of the net proceeds from this offering and may spend or invest these proceeds in ways with which you may not agree. The failure by our management to apply these funds effectively or in a manner that yields a favorable return or any return, and this could have a material adverse effect on our business, financial condition and results of operations.

You must keep records of your investment for tax purposes.
As with all investments in securities, if you sell the Common Stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Common Stock for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

Using a credit card to purchase shares may impact the return on your investment.
Investors in this offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy and would be in addition to the StartEngine Primary processing fee. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Matthew Chasen	34,904,270	Common Stock	35.4%

The Company's Securities

The Company has authorized Common Stock, and Convertible Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,810,224 of Common Stock.

Common Stock

The amount of security authorized is 140,000,000 with a total of 100,893,551 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 1,987,532 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 279,851 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 178,393 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Promissory Note

The security will convert into Common stock or preferred stock and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $306,473.32
Maturity Date: March 30, 2025
Interest Rate: 5.0%
Discount Rate: 40.0%
Valuation Cap: $189,000,000.00
Conversion Trigger: "Qualified Financing" is the first transaction or series of transactions hereafter pursuant to which the Company issues and sells shares of its Preferred Stock or Common Stock for aggregate gross proceeds of at least $1,000,000 (see below)

Material Rights

1. Payments.

(a) Maturity. All unpaid principal, together with any then unpaid and accrued interest, shall be due and payable on the earlier of (i) 15 days after receipt by the Company from the Majority in Interest of Investors of a written demand for payment, which demand shall not be made prior to March 30, 2025 (the "Maturity Date"), or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by a Majority in Interest of Investors or made automatically due and payable, in each case, in accordance with the terms hereof.

(b) General. Payment on the Notes shall be in lawful money of the United States of America, made pro rata among the holders of the Notes based on the principal amounts outstanding, and applied first to accrued interest and thereafter to the outstanding principal balance of such Notes.

(c) Interest. Accrued interest on this Note shall be payable at maturity.

(d) Voluntary Prepayment. Any outstanding principal and accrued interest on this Note may be prepaid without penalty upon the written consent of a Majority in Interest of Investors.

2. Definitions. As used in this Note, the following capitalized terms have the following meanings:

1. “Cap Price” shall mean the quotient obtained by dividing (A) $189,000,000 by (B) the total number of shares of the Company’s Common Stock outstanding immediately prior to the initial closing of the Qualified Financing, or a Common Stock Optional Conversion, as applicable (on a fully-diluted basis, assuming the exercise of all exercisable securities and the conversion of all convertible securities (but excluding the conversion of outstanding convertible notes), and including all unissued shares under any equity incentive plan).

2. “Change of Control” shall mean (i) any sale of a majority of shares, reorganization, merger or consolidation of the Company, other than (A) a conversion of the Company from a limited liability company into a corporation, if applicable, or (B) a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company, in each case other than as a result of the sale and issuance of the Company’s capital stock with the principal purpose of raising capital.

3. “Common Stock” shall mean shares of the Company’s Common Stock or similar common limited liability company interests, as applicable.

4. “Conversion Price” shall mean a price per share equal to the lesser of (i) 60% of the Purchase Price and (ii) the Cap Price.

5. “Event of Default” has the meaning given in Section 3 hereof.

6. “Investor” shall mean the Person specified in the introductory paragraph of this Note or any Person who shall at the time be the registered holder of this Note.

7. “Majority in Interest of Investors” shall mean, as of any date, investors holding more than 50% of the aggregate outstanding principal amount of the Notes on such measurement date.

8. “Person” shall mean and include an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a governmental authority.

9. “Preferred Stock” shall mean shares of the Company’s Preferred Stock or similar preferred limited liability company interests, as applicable.

10. “Purchase Price” shall mean the price per share paid by the investors purchasing shares of the Preferred Stock or Common Stock (as applicable) sold in the Qualified Financing.

11. “Qualified Financing” is the first transaction or series of transactions hereafter pursuant to which the Company issues and sells shares of its Preferred Stock or

Common Stock for aggregate gross proceeds of at least $1,000,000 (excluding all proceeds from the incurrence of indebtedness that is converted into such Preferred Stock or Common Stock, or otherwise cancelled in consideration for the issuance of such Preferred Stock or Common Stock) with the principal purpose of raising capital.

12. References to "shares" herein shall mean shares of stock, units or limited liability company interests, as applicable, of the Company.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust

controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $5,345,000.00
  Use of proceeds: Hiring, ramp of HEXA production, general corporate purposes
  Date: October 28, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $1,700,000.00
  Use of proceeds: General corporate purposes
  Date: October 01, 2021
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $4,808,127.78
  Number of Securities Sold: 1,846,359
  Use of proceeds: Aircraft Construction , Other Equipment Purchase, Location Construction Fees, Tour Asset Purchases, R&D and General Corporate Purposes, Development of Operating Locations
  Date: July 27, 2022
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $253,652.34
  Number of Securities Sold: 92,179
  Use of proceeds: General corporate purposes
  Date: February 08, 2023
  Offering exemption relied upon: Regulation A+

- **Type of security sold:** Convertible Note
  Final amount sold: $306,473.32
  Use of proceeds: General corporate purposes
  Date: March 14, 2023
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2022 was $2,721,452, about flat compared to fiscal year 2021 revenue of $2,721,375. LIFT continued to primarily generate revenue from research, development, test and evaluation contracts with the United States Air Force and other customers. 2022 revenue from the new Phase III SBIR contract with the United States Air Force approximately equaled revenue from the Phase II SBIR contract in 2021, while revenue from other international customers was also similar.

Cost of Sales and Gross Profit

The Company recognized cost of sales for the first time in 2021, due to two separate incidents that caused damage to LIFT HEXA aircraft being used for testing and development. In the first an aircraft sustained water damage, causing the aircraft to require refurbishment. In the second a flight test accident significantly damaged the crown of an aircraft. The Company recognized the damages in both incidents through cost of sales in 2021. LIFT did not recognize cost of sales in 2022. Gross profit increased to $2,721,452 in 2022 from $2,491,778 in 2021 due to the lack of cost of sales in 2022.

Operating Expenses

The Company's operating expenses consist of, among other things, compensation and benefits, contractor fees, marketing and sales expenses, fees for professional services, research and development expenses, rental expense and depreciation of capitalized aircraft and other fixed assets. General and administrative expenses were relatively flat at $1,248,392 in 2022 from $1,175,599 in 2021 as slightly higher payroll and legal and professional fees were offset by a negative one-time depreciation adjustment. Location operation expenses were also relatively flat at $234,795 in 2022 as compared to $242,223 in 2021 as the company had similar expenses for location leasing expenses and other items at its first vertiport development location. Research and development

expenses approximately doubled to $2,676,885 in 2022 from $1,249,718 in 2021 due to an increase in payroll expenses and contractor fees from hiring additional R&D personnel, especially to support the flight testing under the USAF Phase III contract. The Phase III contract flight testing also led to a significant increase in travel expenses, and other general R&D expenses increased commensurately. Sales and marketing expenses increased by over 130% to $578,292 in 2022 from $243,666 in 2021 due to hiring of full-time and contractor personnel, as well as higher spending on advertising. Depreciation and amortization expense increased by approximately 70% to $1,558,633 in 2022 from $921,980 in 2021 due to depreciation of more HEXA aircraft and other fixed assets.

Other Expenses

The Company had $108,915 of other expenses in 2022 compared to $83,889 in other income in 2021 from a loss on disposal of assets compared to forgiveness of its PPP loan and other items in 2021. Interest expense declined to $80,583 in 2022 compared to $294,563 in 2021 due to conversion of the Company's convertible notes payable in March 2022 as compared to convertible notes outstanding for the entire year of 2021.

Net Loss

The Company had increased net losses of $3,765,043 in 2022 compared to $1,552,082 in 2021 despite similar revenue and slightly higher gross profit due to the aforementioned increase in operating expenses.

Historical results and cash flows:

LIFT's historical revenue has been generated by research, development, evaluation and test contracts which are not fixed or long-term in nature, so historical results and cash flows may not be representative of what investors should expect in the future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 31, 2023, the Company has capital resources available in the form of $283,771 of cash and cash equivalents on hand as well as credit card accounts with Capital One and American Express with credit limits of $95,000 and $25,000, respectively and various amounts outstanding.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support ongoing operating expenses and capital expenditure plans including aircraft procurement.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, over 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for at least two more months with current cash and anticipated contract revenue, but may have to seek other sources of capital to continue operating past that time.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $5M under Regulation CF, we anticipate the Company will be able to operate for approximately 14 months based on cash operating expenses of around $350,000 per month. However this amount could vary depending on capital expenditures and other future project development expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including offerings of convertible debt, preferred stock offerings and common stock offerings outside of Regulation CF as well as the formation of joint ventures and other partnerships. In March 2023 the company received a $306,473.32 convertible note investment from a new investor, of which the company may sell up to a total of $5M at the same terms. Basic terms include a two-year maturity, 5% annual interest accrued to be payable at maturity, a $189M valuation cap and a 40% conversion discount to the purchase price in a qualified financing. Please see the convertible note agreement uploaded elsewhere in the portal for details.

Indebtedness

- **Creditor:** GMO Internet Group, Inc.

Amount Owed: $306,473.32
Interest Rate: 5.0%
Maturity Date: March 30, 2025
See Company Securities section for material terms

Related Party Transactions

- **Name of Entity:** Matthew Chasen
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: See below
  Material Terms: re considering outstanding options, CEO, Chairman and Founder Matthew Chasen constructively owns 50.6% of the Company's common stock (not including options). The Company does not and has not paid Matthew Chasen any rent, commissions, advances, licenses or royalties nor are there any loan arrangements between the company and Mr. Chasen. Mr. Chasen did purchase $10,000 in LIFT's Convertible Seed Note I which was converted into shares of common stock on in 2022 pari passu with other convertible note holders. The Company pays Mr. Chasen a salary of $240,000 per year as well as normal company benefits.

Valuation

Pre-Money Valuation: $188,670,940.37

Valuation Details:

LIFT Aircraft set the $188,821,430 Reg CF pre-money valuation based on a 30% discount to the $270,000,000 valuation it received in a previous term sheet from a venture capital investor. In 2021, LIFT received a term sheet from a prospective venture capital investor to invest in a convertible note at a valuation cap of $270,000,000 although it did not consummate the transaction. This valuation is also an approximate 50% discount to the December 2019 IPO valuation of EHang (ticker: EH), its closest public comparable. LIFT believes it is at a similar or further development stage in regards to eVTOL aircraft as EHang was at the time of its IPO, but with a discount to account for the lack of liquidity in a Reg CF offering. EH currently has a market cap of approximately $685M. LIFT also believes this valuation is conservative compared to the valuations of other public eVTOL developers (ACHR, EVEX, EVTL, JOBY and LILM) which have current market caps ranging from approximately $220M to $2.6B. These developers have raised more capital and have more employees than LIFT, but do not anticipate having production aircraft until the 2024-2025 timeframe at the earliest, whereas LIFT has a production eVTOL aircraft flying today.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed (i) all outstanding options and warrants are exercised;

and (ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $306,473.32 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

This pre-money valuation was calculated internally without a formal independent third-party evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.27 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *General Corporate Purposes*
  94.5%
  Company intends to use the funds for general corporate purposes including, but not limited to, research, development, test, production, salaries, inventory, and marketing.

If we raise the over allotment amount of $3,385,118.88, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Aircraft and other fixed asset procurement*
  33.0%
  Purchasing airframes, paying for assembly and other components for aircraft and purchasing other equipment for flight operations

- *Research & Development*
  50.0%
  Paying for employment costs, travel and equipment related to R&D and flight testing

- *General and administrative expenses*
  11.5%
  Paying employment costs for general corporate and marketing personnel as well as administrative, legal and compliance expenses

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.liftaircraft.com/ (https://www.liftaircraft.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/lift-regcf-2

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR LIFT Aircraft Inc.

[See attached]

LIFT AIRCRAFT INC.

(a Delaware corporation)

Audited Financial Statements

For the calendar years ended December 31, 2022 and 2021

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

April 13, 2023

To: Board of Directors, LIFT AIRCRAFT INC.

Re: 2022 and 2021 Financial Statement Audit

We have audited the accompanying financial statements of LIFT AIRCRAFT INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, shareholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

April 13, 2023

LIFT AIRCRAFT INC.
BALANCE SHEETS
As of December 31, 2022 and 2021
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2022	2021
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 464,760	$ 1,093,543
Accounts receivable	257,237	447,198
Project works in progress, net	3,070,925	2,278,939
Other current assets	128,725	69,719
Total Current Assets	3,921,647	3,889,399
Fixed assets, net	4,008,048	4,330,140
Right-of-use assets, net	1,034,919	0
TOTAL ASSETS	**$ 8,964,614**	**$ 8,219,539**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts and credit cards payable	$ 1,067,802	$ 365,714
Deferred revenue	662,486	663,577
Other current liabilities	67,616	3,711
Convertible loans payable, current	0	6,797,107
Accrued interest on convertible notes payable, current	0	595,627
Total Current Liabilities	1,797,904	8,425,736
Convertible loans payable, non-current	0	1,770,000
Accrued interest on convertible notes payable, non-current	0	16,219
Warrant liability	750,000	750,000
Right-of-use liability	1,040,456	0
Other long-term liabilities	0	26,595
TOTAL LIABILITIES	**3,588,359**	**10,988,551**
Shareholders' Equity		
Common stock, voting (140,000,000 shares authorized)	0	0
Additional paid-in capital	13,479,899	1,609,612
Share-based compensation	62,908	22,885
Accumulated deficit	(8,166,552)	(4,401,509)
TOTAL SHAREHOLDERS' EQUITY	**5,376,255**	**(2,769,012)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 8,964,614**	**$ 8,219,539**

LIFT AIRCRAFT INC.
STATEMENT OF OPERATIONS
Calendar years ended December 31, 2022 and 2021
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2022	2021
Revenues, net	$ 2,721,452	$ 2,721,375
Cost of goods sold - damages	0	229,597
Gross profit	2,721,452	2,491,778
Operating Expenses:		
General and administrative	1,248,392	1,175,599
Location operations	234,795	242,223
Research and development	2,676,885	1,249,718
Sales and marketing	578,292	243,666
Depreciation expense	1,558,633	921,980
Total Operating Expenses	6,296,997	3,833,186
Net operating income (loss)	(3,575,545)	(1,341,408)
Other Expense:		
Other income (expense)	(108,915)	83,889
Interest (expense), net	(80,583)	(294,563)
Net Loss	$ (3,765,043)	$ (1,552,082)
Basic earnings per share	(0.02)	(0.01)
Diluted earnings per share	(0.02)	(0.01)

LIFT AIRCRAFT INC.
STATEMENT OF SHAREHOLDERS' EQUITY/DEFICIT
Calendar years ended December 31, 2022 and 2021
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	Common Stock	Additional Paid-in Capital	Share-based Compensation	Accumulated Deficit	Total Shareholders' Capital (Deficit)
Balance as of January 1, 2021	**$ 0**	**$ 0**	**$ 8,209**	**$ (2,849,428)**	**$ (2,841,219)**
Issuance of shares		1,609,612			1,609,612
Share-based compensation			14,677		14,677
Net Loss				(1,552,082)	(1,552,082)
Balance as of December 31, 2021	**$ 0**	**$ 1,609,612**	**$ 22,885**	**$ (4,401,509)**	**$ (2,769,012)**
Issuance of shares and conversion of convertible instruments		11,870,287			11,870,287
Share-based compensation			40,022		40,022
Net Loss				(3,765,043)	(3,765,043)
Balance as of December 31, 2022	**$ 0**	**$ 13,479,899**	**$ 62,908**	**$ (8,166,552)**	**$ 5,376,255**

LIFT AIRCRAFT INC.
STATEMENT OF CASH FLOWS
Calendar years ended December 31, 2022 and 2021
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2022	2021
Cash Flows From Operating Activities		
Net Loss	$ (3,765,043)	$ (1,552,082)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	1,558,633	921,980
Share-based compensation	40,022	14,677
Other gains and losses	35,037	0
Deferred interest	57,271	288,832
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	189,961	(447,198)
(Increase) Decrease in project works in progress	(791,987)	(1,202,024)
(Increase) Decrease in other current assets	(59,006)	(20,361)
Increase (Decrease) in accounts payable	702,088	(183,046)
Increase (Decrease) in deferred revenue	(1,091)	(13,085)
Increase (Decrease) in other current liabilities	63,904	(69,435)
Increase (Decrease) in other long-term liabilities	(26,595)	26,595
Net Cash Used In Operating Activities	(1,996,806)	(2,235,147)
Cash Flows From Investing Activities		
Capital expenditures	(2,326,972)	(2,575,289)
Net proceeds from the sale/(purchase) of assets	20,475	0
Net Cash Used In Investing Activities	(2,306,497)	(2,575,289)
Cash Flows From Financing Activities		
Proceeds of convertible notes payable	0	1,770,000
Proceeds from issuance of stock	2,634,063	2,359,612
Net proceeds from sale-leaseback	1,040,456	0
Proceeds from / (forgiveness of) PPP loan payable	0	(55,275)
Net Cash Provided By Financing Activities	3,674,519	4,074,337
Net Change In Cash	(628,784)	(736,099)
Cash at Beginning of Period	1,093,543	1,829,642
Cash at End of Period	$ 464,760	$ 1,093,543
Supplementary Non-Cash Transactions		
Conversion of convertible notes and accrued interest	9,236,224	-

NOTE 1 - NATURE OF OPERATIONS

LIFT AIRCRAFT INC. ("the Company", "LIFT" or "we") is a corporation organized under the laws of the State of Delaware on September 22, 2017. The Company is developing, with US Air Force grants, and implementing a fleet of vertical take-off, electric aircraft (named the HEXA).

Since inception, the Company relied on raising convertible loans, issuing securities and government grants to fund its business. The Company has an accumulated deficit in earnings since inception and generated negative cash flow from operations since inception. These matters raise substantial concern about the Company's ability to continue as a going concern once funds raised from investors have been exhausted. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2022, the Company is operating as a going concern. See Notes 1 and 10 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2022 and 2021, the Company had $464,760 and $1,093,543 of cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. The Company has not accrued for any bad debts as of these dates.

Sales Taxes
Various states may impose a sales tax on the Company's sales to non-exempt customers. If required, the Company will collect the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment
Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2022 and 2021, the Company maintained fixed assets with a net book value of $4,008,048 and $4,330,140 as of December 31, 2022 and 2021, respectively.

Sale of Heliwagon Assets
In October and November 2022, the Company sold its Heliwagon fixed assets for a total of $49,975. These assets had largely been depreciated, so a gain on sale of assets was recognized in the amount of $49,878.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States GAAP, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from services are recognized as they are performed. Revenue from government grants are recognized as the terms of the grant are fulfilled.

Cost of Goods Sold
The Company recognized cost of sales for the first time in 2021, due to two separate incidents that caused damage to LIFT HEXA aircraft being used for testing and development. In the first an aircraft sustained water damage, causing the aircraft to require refurbishment. In the second a flight test accident significantly damaged the crown of an aircraft. The Company recognized the damages in both incidents through cost of sales in 2021. LIFT did not recognize cost of sales in 2022.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – SHARE CAPITAL

The Company has a single class of Common Stock. The Company has authorized 140,000,000 shares. The Company has 98,420,907 shares issued as of December 31, 2022. The Company has an additional 1,987,532 options issued and outstanding and 178,393 shares reserved under an equity compenstation plan. Additionally, as discussed below, the Company has issued 279,851 warrants for common shares.

The Company effected a stock split in 2021, raising the number of authorized shares from 10,000,000 to 140,000,000.

Previous and Contemplated Stock Issuance
Between October 2021 and June 2022, the Company conducted a securities offering exempt from registration under Regulation Crowdfunding (the "Reg CF Offering"). The Reg CF Offering was made through StartEngine, selling shares at $2.66 per share before any "bonus shares". The Company has closed on gross disbursements from its Reg CF offering totaling $4,808,128 for 1,846,359 shares of common stock, including "bonus shares". The Reg CF Offering triggered conversion of its existing convertible notes during March 2022.

Between October 2022 and February 2023, the Company conducted a securities offering exempt from registration under Regulation A, tier 2 (the "Reg A+ Offering"). The Reg A+ Offering was also made through StartEngine, selling shares at $2.68 per share before any "bonus shares". The Company has closed on gross disbursements from the Reg A+ Offering totaling $253,652 for 92,179 shares of common stock, including "bonus shares". The offering was closed on February 10, 2023.

The Company also plans on issuing up to $5,000,000 in common stock under an upcoming Regulation CF offering, also facilitated by StartEngine. LIFT has received preliminary approval from StartEngine to conduct its offering at an $189M pre-money valuation, which equates to an approximate $1.87 per share price, before consideration of any "bonus shares".

Warrants
As part of its issuance of bridge convertible notes in advance of its Regulation CF securities offering (Seed Note III), the Company agreed to issue lead investor DecisivePoint a $750,000 common stock warrant to be struck at the per-share price of a future Regulation A securities offering price. On December 8, 2022 we issued 279,851 warrants to DecisivePoint at $2.68 per share, the Regulation A securities offering headline price. The Company has recorded this issuance of warrants as a liability.

NOTE 5 –DEBT

Long-Term Notes
The Company has issued approximately $8,567,107 and $6,797,107 of convertible notes as of December 31, 2021 and 2020, respectively. Of the $8,567,107 balance as of December 31, 2021, $1,522,107 matures on March

31, 2022 that bear interest at 4 percent per annum and a $8,000,000 valuation cap; $5,275,000 matures on March 31, 2022, bear interest at 4 percent per annum and have a $36,000,000 valuation cap; and $1,770,000 matures on September 30, 2023, bear interest at 4 percent per annum and have a $150,000,000 valuation cap.

All of the convertible notes and accrued interest on these notes, $9,236,224 on the date of exercise, converted to 27,680,949 shares of common stock. As of December 31, 2022, no convertible note payable balances remain.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions
Before considering outstanding options, CEO, Chairman and Founder Matthew Chasen constructively owns 50.6% of the Company's common stock. The Company does not and has not paid Matthew Chasen any rent, commissions, advances, licenses or royalties nor are there any loan arrangements between the company and Mr. Chasen. Mr. Chasen did purchase $10,000 in LIFT's Convertible Seed Note I which was converted into shares of common stock on in 2022 *para passu* with other convertible note holders. The Company pays Mr. Chasen a salary of $240,000 per year as well as normal company benefits.

As the transaction was between related parties, there is no guarantee that the terms of the sale represent an arm's length transaction.

NOTE 8 – OTHER MATERIAL TRANSACTIONS

Sale-Leaseback Transaction
On July 1, 2022 the Company entered into an equipment sale-lease agreement with Camber Road Partners, Inc., in which it sold HEXA Aircraft Serial #s H009, H011 and H012 to Camber Road for a total of $1,282,357 with a security deposit of $89,902 and monthly payments of $44,951 over a term of 30 months, with an option to purchase the aircraft for an agreed-upon purchase price not to exceed 35% of the original cost at the expiration of the lease. Since the expected useful life of a HEXA aircraft is approximately 60 months and the Company would anticipate exercising the repurchase option, the company and its outside accounting firm believe that this transaction constitutes a finance lease and has been accounted for with a Right-of-Use asset and liability. The Company also recognized a loss on sale-lease back of $8,511 during the month it entered the lease.

Cancellation of Lake Travis Vertiport Project
During 2022 LIFT determined that its proposed vertiport project near Austin, TX was not feasible and ceased payment on the lease it had entered pursuant to this project. The company had previously capitalized the project costs as leasehold improvements, so it wrote off the leasehold improvements and security deposit at the end of 2022 as a $90,832 loss on disposal of other assets.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company has a limited operating history. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Reg A+ Offering
As discussed in Note 4, between October 2022 and February 2023, the Company conducted the Reg A+ Offering through StartEngine, selling shares at $2.68 per share before any "bonus shares". The Company has closed on gross disbursements from the Reg A+ Offering totaling $253,652.34 for 92,179 shares of common stock, including "bonus shares". The offering was closed on February 10, 2023.

Additional Regulation CF Securities Offering
The Company plans on issuing up to $5,000,000 in common stock under an upcoming Regulation CF offering, also facilitated by StartEngine. The Company has received preliminary approval from StartEngine to conduct its offering at an $189M pre-money valuation, which equates to an approximate $1.87 per share price, before consideration of any "bonus shares".

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID-19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation
Management has evaluated subsequent events through April 13, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

LIFT is not live or open to the public at this moment.

INVEST IN LIFT TODAY!

We develop drones capable of human flight

We believe in a future where everyone can fly, and that future is starting right now. We're making the joy and utility of personal, vertical flight accessible to everyone.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$0 Raised

REASONS TO INVEST

- Our electric, vertical takeoff and landing (eVTOL) aircraft, HEXA, has completed beginner flight envelope testing, has been qualified as compliant with FAA Part 103, and is approved to fly without a pilot's license. We've already produced a fleet of 16 HEXAs and are ready to launch the world's first eVTOL services with plans to enter up to 28 markets by 2026.

- Including our oversubscribed $5M RegCF on StartEngine last year, we've already raised over $18M in funding in an urban air mobility market estimated to reach $1 trillion by 2040*. More than 15,000 people have already signed up to fly HEXA in our sold-out, nationwide tour, and partners have signed non-binding pre-order LOIs for over 300 aircraft - representing over $150M in potential sales.**

- LIFT has received extraordinary media coverage, including TechCrunch, The Washington Post, CNBC, The Today Show, and a 60 Minutes feature with Anderson Cooper piloting HEXA.

Invest Now
$1.87 Per Share

PREVIOUSLY CROWDFUNDED
$5,061,780.12

RAISED	INVESTORS
$0	0

MIN INVEST	VALUATION
$499.29	$188.67M

*source

*** Letters of intent do not create an obligation on the part of the customer to purchase an aircraft. Some or all customers might not transition to non-refundable purchase contracts until prior to aircraft delivery, if at all. Aircraft customers might respond to weak economic conditions by canceling orders, resulting in lower demand for our aircraft and other materials, such as parts, or services, such as training, which the company expects to generate revenue. Such events would have a material adverse effect on LIFT's financial results.*


Since Our Last Raise
The Light Aircraft Manufacturers Association (LAMA) officially qualified our production aircraft, HEXA as an ultralight per FAA Part 103 regulations.
We successfully concluded beginner flight envelope testing with the U.S. Air Force.
We received approval from our Safety Advisory Board to formally expand Beta Test Flights to include customers from our 15,000+ waitlist.
Completed manufacturing of 16 production model HEXA aircraft, comprising one of the largest eVTOL fleets in the world.
Signed multiple Letters of Intent with potential operating partners in New York City and Japan, including pre-orders of hundreds of aircraft.

Flights in LIFT's HEXA aircraft are in Beta testing and are not yet available to the general public.

THE PITCH

A Future Where Everyone Can Fly

For decades, science fiction has promised us "flying cars." Recent technological advancements have made it possible to design a safe, simple, and inexpensive multi-rotor drone capable of human flight.


LIFT on TODAY
Share
RIENDLY SKIES
S GETTING READY FOR TAKEOFF
Watch on YouTube
NBC NEWS

Flights in LIFT's HEXA aircraft are in Beta testing and are not yet available to the general public.

LIFT Aircraft leverages distributed electric propulsion (DEP) technology, autonomous "fly-by-wire" flight control systems, and our patented design for HEXA, a personal drone anyone can fly for 1/10th the cost of a helicopter, with zero operating emissions.



Jeff Bezos onboard HEXA, alongside LIFT CEO, Matt Chasen. Jeff Bezos has no affiliation with LIFT Aircraft.

Flights in LIFT's HEXA aircraft are in Beta testing and are not yet available to the general public.

THE PROBLEM & OUR SOLUTION

Ground transportation is broken

The average American spends 54 hours stuck in traffic each year. Of these trips, 85% are fewer than 15 miles and 90% are single-occupant. (Source)


CLICK IT
OR TICKET
CARPOOLS ONLY
On average, Americans spend 54 hours per year stuck in traffic.

Helicopters are an alternative, but are extremely loud and expensive to operate, making vertical flight inaccessible to all but the wealthy. We believe these trips are, instead, best served by point-to-point flights in personal scale, hover-optimized eVTOL aircraft capable of taking off and landing virtually anywhere.

LIFT's first aircraft, HEXA, is an electric, vertical takeoff and landing (eVTOL) aircraft; a single-seat, hover-optimized, semi-autonomous personal aerial vehicle. HEXA makes flying so simple and inexpensive that almost anyone can experience the joy, freedom, and utility of personal, vertical flight. Designed to be the safest possible aircraft for short-range flights, HEXA was purpose-built for *aerial micro-mobility*.

Some eVTOL developers have winged aircraft capable of longer-range flights. Instead, we chose a hover-optimized design for enhanced levels of maneuverability, wind resilience, and redundancy. We determined the incremental time savings achieved with wings are not worth the safety tradeoffs.


3x redundant autopilot
7 floats (incl. center)
18 independent rotors
(can fly with loss of up to 6)
Whole aircraft parachute
85"
27.5"
114"
177"
40"

HEXA safety features.

With 18 electric motors, a triple-redundant flight computer and a whole-aircraft ballistic parachute, HEXA was designed for safety and is capable of speeds up to 62 mph, HEXA can fly up to 15 miles in 15 minutes.


00:00:25

HEXA's parachute is effective as low as 40 feet above ground level.

LIFT Aircraft has a fundamentally unique strategy in the emerging eVTOL industry, using the FAA's Part 103 "Ultralight" rules to develop an aircraft that can be rented to and piloted by anyone, with no pilot's license or FAA certification required.

LIFT is developing pay-per-flight "vertiport" locations where anyone can fly HEXA within geofenced, controlled flight areas. With highly automated flight controls, pilots are able to be trained in our VR simulator in under 30 minutes. Ground and flight control support is provided by our trained staff.



Concept of future landing site for LIFT HEXA on a parking garage rooftop. (digital rendering).

HEXA is modular by design. The cabin and landing gear can be swapped with any payload, enabling a variety of manned and unmanned applications, including heavy lift cargo and emergency response.



Prospective public agency use of various HEXA modular configurations (digital renderings).

Tested with the U.S. Air Force, HEXA's cargo attachment has a payload capability of 350+ pounds.



HEXA cargo attachment shown above is a prototype and is not yet available to the general market.

THE MARKET & OUR TRACTION

A projected $1 trillion market

The emerging Urban Air Mobility (UAM) market is predicted to be worth $104 billion in 2023 and $1 trillion by 2040. (Source)


Urban Air Mobility (UAM) in 2040
$1T
Urban Air Mobility (UAM) $104B in 2023
Emergency Response $75B in 2020
Military & Defense $57B in 2020
Entertainment & Recreation $12B in 2023
UAM Aircraft Projected Sales $3B in 2023

LIFT will first target markets that don't require type certification, including experiential entertainment, projected to reach $12 billion by 2023. (Source, Source, Source)


Our Traction
Sold-out 25-City Nationwide Tour with more than 15,000 people on waitlists, representing $3.75M in potential revenue.
Pre-order book of over 300 aircraft with global partners, representing $150M in potential aircraft sales.
LIFT has been awarded 6 US Air Force SBIR and STTR contracts for a total of over $5M.

Flights in LIFT's HEXA aircraft are in Beta testing and are not yet available to the general public.

WHY INVEST

The Future of Flight

Minimal regulatory barriers
HEXA is approved to fly in the U.S. under FAA Part 103, which allows us to launch pay-per-flight operations, no costly FAA-type certification or pilot's license required.

First to market
With flight testing complete, we believe we're ready for our commercial launch later this year. We expect to be the first to offer eVTOL customer flights at scale, and the first to develop a network of eVTOL vertiports for aerial mobility.

In production and ramping up
With 16 aircraft produced in the US under our partnership with Qarbon Aerospace, (a Tier-1 aerospace supplier that manufactures components for the V-22, F-35, and Boeing 767), LIFT has the capacity to double HEXA production annually.

Profitable unit economics
At our locations, we plan to offer introductory flights at a $249 price point per 8-15 minute flights and also offer memberships for pilots who want to fly more frequently, bringing the price down to as low as $49 per flight. Each aircraft in our fleet is expected to generate up to $1.3M per year in revenue.

Pay-Per-Flight Model

Revenue/Flight	Aircraft Cycle	Flight Slots/Day
$249	30 Min	20
Avg. Utilization	**Revenue/Aircraft/Yr**	**A/C Initial Cost**
70%	$1.27M	$350K
Variable Cost/Flight	**Net Revenue/Flight**	**A/C Break-Even**
$40	$209	100 Days

LIFT has already signed non-binding LOI's with partners to develop LIFT vertiports in two of the top 10 tourist destination cities in the world, which we plan to launch with proceeds from current financings.

We believe that LIFT Aircraft has the right strategy, technology, and team to lead in the emerging urban air mobility market. Now you can invest in the company that's making the joy and utility of personal, vertical flight accessible to everyone - exclusively through StartEngine.

ABOUT

HEADQUARTERS
3402 Mount Bonnell Road
Austin, TX 78731

WEBSITE
View Site

We believe in a future where everyone can fly, and that future is starting right now. We're making the joy and utility of personal, vertical flight accessible to everyone.

TEAM



Matthew Chasen
Founder, CEO, Board Chariman

Matt is a serial entrepreneur, investor, and adventure sports enthusiast. While getting his MBA at The University of Texas in 2003, Matt founded uShip – the first and largest online marketplace for shipping with over $200M in annual gross sales. Matt served as uShip's CEO until 2016 and received a Best CEO award from the Austin Business Journal (2012). He has earned Austin Under 40 and Texas "Rising Star" honors (2011) and was an E&Y Entrepreneur of the Year finalist (2010). Prior to business school, Matt was an engineer at Boeing in Seattle, where he worked on the F-22 Fighter, Airborne Laser, and other advanced aerospace projects. Prior to Boeing, Matt earned a Bachelor's degree in mechanical engineering from the University of Texas at Austin and was a NASA scholarship recipient.



Kenneth Miller
Chief Financial Officer

Kenny serves as LIFT Aircraft's Chief Financial Officer on a part-time basis. Prior to joining LIFT, Kenny led technology, telecom, and media investing for Nokomis Capital from 2009-2021. He previously held financial management and investing positions with Bonanza Capital, Applied Materials, JatoTech Ventures, and Goldman, Sachs & Co. He received his BBA in Finance from the University of Texas at Austin and his MBA from the University of California at Berkeley.



Kevin Rustagi
Director of Business Development

Kevin Rustagi is the Director of Business Development at LIFT Aircraft. He coordinates partnerships for R&D, Agility Prime, and first response use. As a private pilot (Cessna, Cirrus), he is a strong advocate for unlocking the skies. His prior experience includes co-founding high-tech apparel company Ministry of Supply, working on the iPhone's speaker grille at Apple, and studying engineering and business at MIT and Stanford.



Kristin Giffin
Chief of Staff

Kristin Giffin is Chief of Staff at LIFT Aircraft. She is a proven team leader, project manager, and program director. Prior to joining LIFT, Kristin was the Senior Communications Director for Children's Hunger Fund, a Charity Navigator 4-star international nonprofit organization that has delivered more than $1B in food and aid.



Balazs Kerulo
Chief Engineer

Balazs Kerulo, Chief Engineer of LIFT Aircraft, was one of the first to ride a man-sized multicopter, back in 2015. He has a degree in aeronautical engineering and is a trained professional fixed-wing pilot. He has extensive experience in digital twin technologies, simulation, and programming.



Jace 'Digit' McCown
Director of Flight Operations & Chief Pilot

A veteran of the US Air Force, Jace 'Digit' McCown is Director of Flight Operations and Chief Pilot at LIFT Aircraft. He received his BS in Computer Engineering from the US Air Force Academy and his Graduate Certificate in Agroforestry from the University of Missouri-Columbia. Jace is a licensed Commercial Pilot, a Certified Flight Instructor, and a licensed Small Unmanned Aircraft System Remote Pilot. Prior to joining LIFT, Jace was a Flight Test Engineer & Chief Pilot at Skyways Air Transportation.

TERMS

LIFT

Overview

PRICE PER SHARE	VALUATION
$1.87	**$188.67M**
DEADLINE	FUNDING GOAL
Aug 4, 2023	**$15k - $3.39M**

Breakdown

MIN INVESTMENT	OFFERING TYPE
$499.29	**Equity**
MAX INVESTMENT	ASSET TYPE
$3,385,118.88	**Common Stock**
MIN NUMBER OF SHARES OFFERED	SHARES OFFERED
8,021	**Common Stock**
MAX NUMBER OF SHARES OFFERED	
1,810,223	

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus for Previous Investors

30% bonus shares for previous StartEngine investors

Time-based Perks

First 24 hours | 50% bonus shares

First 72 hours | 40% bonus shares

First 7 days | 30% bonus shares

First 14 days | 20% bonus shares

First 28 days | 10% bonus shares

First 56 days | 5% bonus shares

Amount-Based Perks:

Reward flights are transferable as gifts.

$500+ | Tier 1

Invest $500+ and receive 5% bonus shares plus a LIFT Aircraft investor gift.

$1,000+ | Tier 2

Invest $1,000+ and receive 10% bonus shares, priority spot on flight waitlist, $100 (40%) discount on one $249 flight, plus a LIFT Aircraft investor gift.

$2,500+ | Tier 3

Invest $2,500+ and receive 15% bonus shares, Free flight at a tour location of your choice or permanent Vertiport location ($249 value), plus a LIFT Aircraft investor gift.

$5,000+ | Tier 4

Invest $5,000+ and receive 20% bonus shares, an invitation to join our Beta Early Access Group with 2 free flights at our flight test facility in Austin anytime after May 1, 2023 (or can be used at any tour or permanent Vertiport location - $498 value), plus an exclusive LIFT Aircraft Beta VIP investor gift.

$10,000+ | Tier 5

Invest $10,000+ and receive 25% bonus shares, an invitation to join our Beta Early Access Group with 4 free flights at our flight test facility in Austin anytime after May 1, 2023 (or can be used at any tour or permanent Vertiport location - $996 value), 2 invitations to a VIP tour event, plus an exclusive LIFT Aircraft Beta VIP investor gift.

$25,000+ | Tier 6

Invest $25,000+ and receive 30% bonus shares, an invitation to join our Beta Early Access Group with 10 free flights at our flight test facility in Austin anytime after May 1, 2023 (or can be used at any tour or permanent Vertiport location - $2,490 value), 4 invitations to a VIP tour event, plus an exclusive LIFT Aircraft flight jacket and Beta VIP investor gift.

$50,000+ | Tier 7

Invest $50,000+ and receive 40% bonus shares, an invitation to join our Beta Early Access Group with 10 free flights at our flight test facility in Austin anytime after May 1, 2023 (or can be used at any tour or permanent Vertiport location - $2,490 value), 4 invitations to a VIP tour event, plus an exclusive LIFT Aircraft flight jacket and Beta VIP investor gift.

$100,000+ | Tier 8

Invest $100,000+ and receive 50% bonus shares, an invitation to join our Beta Early Access Group with 10 free flights at our flight test facility in Austin anytime after May 1, 2023 (or can be used at any tour or permanent Vertiport location - $2,490 value), 4 priority invitations to a private VIP Beta Flight event at LIFT Austin Headquarters. Meet the LIFT team, train and fly HEXA! You will also receive an exclusive LIFT Aircraft flight jacket and Beta VIP investor gift.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

LIFT Aircraft, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.87 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $187. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus for Previous Investors in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

PRESS

Anderson Cooper Flies in an eVTOL

"That is cool," was the response from 60 Minutes correspondent Anderson Cooper after touching down in a vehicle called Hexa. Hexa is made by Austin-based Lift Aircraft, and Cooper was the first person outside of the company to take the aircraft for a spin while reporting on eVTOLs...

View Article

Air Taxis Could be the Future of Commuting

Experts say passenger drones, which will lift and carry commuters where they need to go, will one day put an end to all the traffic below. NBC's Morgan Chesky shares a sneak peek at Lift Aircraft's Hexa machine and the tech that could revolutionize commuting.

View Article

This startup's new passenger drone is 'like a flight simulator that you can ride in,' CEO says

"...there will be a time — in the not-so-distant future — when commuters are able to order an air taxi that whisks them across town in minutes, bypassing traffic-clogged streets below."

View Article

CNBC

CNBC Business News correspondent Julia Boorstin reports on LIFT Aircraft from SXSW in Austin, TX.

View Article

TechCrunch

LIFT Aircraft's Hexa may be your first multirotor drone ride

View Article

Show More Press

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into LIFT.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

I will arm the aircraft if you are ready. Yeah, totally confirmed.

If this looks like an oversized drone I'm about to take off in, that's pretty much what it is. Breaking ground right there. It's a single seat eVTOL called HEXA, powered by 18 propellers each with its own battery. No jet fuel required. You are in control.

Onboard computers automatically adjust for altitude and wind. I really feel the wind up here. So all I had to do was use a joystick to control HEXA's movement and speed. It took about 30 minutes of pre-flight training to get the hang of it. Use that yaw to rotate 90 degrees. Wonderful. HEXA is still in its testing phase, so you have to stay close to chief pilot Jace McCown and his ground crew. But they say it's flown up to 90 feet in the air and 45 miles per hour. Whenever you're ready you can come back to home. The batteries last up to 15 minutes. I was going to try to land over the camera. Yeah absolutely. To land, I maneuvered HEXA into position, pressed a button, and the computers did the rest. Right there you are on the ground and the props are spinning down. That is cool. I can't stop laughing. Piece of cake. That was awesome, that was so much fun. Wow I so just want to like take off with it. I know.

Matt Chasen is CEO of Austin-based LIFT Aircraft, which makes HEXA. He envisions a future where it's used by commuters to skip rush hour traffic. You can fly 10 miles in 10 minutes instead of spending over an hour on the roads during rush hour congestion. Would it be something that an individual then in the future owns and flies from their house to somewhere? We don't see individual ownership as very practical. These are very expensive aircraft we see putting fleets of aircraft at locations where we provide maintenance.

We provide training and people can come in and basically pay per flight. But that's still a long way off. Federal state and local regulators, not to mention the nation's airspace aren't ready for hundreds of thousands of commuters piloting their own EV tolls in the skies over congested cities.

So to give people a taste of the future now, Chasen designed HEXA as an ultralight vehicle which means it doesn't have to go through the federal aviation administration's complex certification process but also can't fly over populated areas. Chasen plans to start offering rides to paying customers for $250 by the end of this year. The initial market you see is essentially joyrides for people.

Yeah, I think there's a huge market for people to just experience the thrill and joy of flight.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "LIFT AIRCRAFT INC.", FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF OCTOBER, A.D. 2021, AT 11:18 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1895

6552315 8100
SR# 20213600248

Authentication: 204505946
Date: 10-25-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:18 AM 10/25/2021
FILED 11:18 AM 10/25/2021
SR 20213600248 - File Number 6552315

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION OF

LIFT AIRCRAFT INC.

LIFT Aircraft Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies as follows:

A. The name of the corporation is LIFT Aircraft Inc. The corporation's original Certificate of Incorporation of the corporation was filed with the Delaware Secretary of State on September 22, 2017. An Amended and Restated Certificate (the "Restated Certificate") was filed March 19, 2018.

B. This Certificate of Amendment was duly adopted by the corporation's directors and stockholders in accordance with the applicable provisions of Section 242 and 228 of the Delaware General Corporation Law.

C. ARTICLE IV of the Restated Certificate is amended and restated in its entirety so that, as amended, said Article shall read as follows:

" For purposes hereof, this Amended and Restated Certificate of Incorporation shall be referred to as the "***Restated Certificate***".

Immediately upon the filing of this Certificate of Amendment, (i) each one (1) outstanding share of common stock will be split, automatically and without further action, into ten (10) shares of Common Stock (the "***Stock Split***"). The Stock Split shall be effected on a certificate-by-certificate basis.

The total number of shares of stock that the Corporation shall have authority to issue (post Stock Split) is 140,000,000, consisting of 140,000,000 shares of Common Stock, $0.00001 par value per share (the "***Common Stock***"). "

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer on this 25th day of October, 2021.

LIFT AIRCRAFT INC.

/s/ Matt Chasen

Matt Chasen,
Chief Executive Officer